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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            ------------------------

                             THE UNION CORPORATION
                           (Name of Subject Company)

                           OUTSOURCING SOLUTIONS INC.
                        SHERMAN ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   906072103
                     (CUSIP Number of Class of Securities)

                                TIMOTHY G. BEFFA
                           OUTSOURCING SOLUTIONS INC.
                           390 SOUTH WOODS MILL ROAD
                                   SUITE 150
                             CHESTERFIELD, MO 63017
                                 (314) 576-0022

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             FRANK L. SCHIFF, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

                                JANUARY 21, 1998

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    This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), Amendment No. 1 to the Schedule 14D-1 ("Amendment No. 1") and Amendment No. 2 to the Schedule 14D-1 ("Amendment No. 2"), which relate to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Outsourcing Solutions Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

Exhibit       Section 14(iii) of the Offer to Purchase is hereby amended by inserting the
(a)(1)        words "at or prior to the Expiration Date" after the words "Bank Commitment
              Letter" therein; and

              Section 14(iv) of the Offer to Purchase is hereby amended by deleting the words "at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer)" and substituting in lieu thereof the words "at or prior to the
              Expiration Date," therein.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998

                                OUTSOURCING SOLUTIONS INC.

                                BY:  /S/ TIMOTHY G. BEFFA
                                     -----------------------------------------
                                     NAME: Timothy G. Beffa
                                     TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                     OFFICER

                                SHERMAN ACQUISITION CORPORATION

                                BY:  /S/ TIMOTHY G. BEFFA
                                     -----------------------------------------
                                     NAME: Timothy G. Beffa
                                     TITLE: PRESIDENT

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
EXHIBIT
NUMBER                                                   DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
   (a)(1)  Offer to Purchase.

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